Exhibit 4.2

Agreement of Development Service and Service Support for
Tentative Parfait Station

WEBZEN Inc. (hereinafter referred to as “A Party”) has requested NHN Games Co., Ltd. (hereinafter referred to as “B Party”) to provide research and development service specified in Article 3 below (hereinafter referred to as “Development Service”) and caused this Agreement to be executed in order to specify rights between both parties related to its output (Parfait Station).

Article 1 [Purpose of Agreement]

Purpose of this Agreement is to specify legal relations where B Party sincerely carries out Development Service and service support works of the outputs of the Development Service requested by A Party to B Party and A Party pays B Party the cost.

Article 2 [Definition of Terms]

1. Net Revenue: It refers to the remaining amount, which deducts partner fee of A Party, all expenses generated from actions of the government, laws, etc. of the relevant country, expenses determined by written agreement of the parties hereto and other expenses such as package, sales, distribution, etc. not more than manufacturing cost (in accordance with common accounting rules of USA) from sales revenue of A Party generated through sales, operation and distribution of Parfait Station within service areas of A Party, provided that for the prepaid card, sales shall be recognized at the time of purchasing additional items by the ‘Game User’ in connection with ‘Parfait Station’.

2. Down Payment: Initial amount promised to be paid to A Party by the local partner as the consideration for granting limited licensing right of Parfait Station to the local partner.

3. Royalty: Amount paid to A Party by the local partner after deducting all of its expenses from the sales revenue related to the local services in case A Party provides Parfait Station by granting license to the local partner.

4. License Right: It refers to the right to allow A Party to exclusively sell, operate and distribute the output of Development Service (Parfait Station) throughout the world itself or through the third parties.

Article 3 [Contents of Development Service and Service Support]

Specific contents and schedule of Development Service and service support to be carried out by B Party under this Agreement shall be as follows:

1. In connection with Development Service, B Party shall develop and provide A Party with commercial version of an online game ‘Parfait Station’ until development service period specified in Article 4.

2. In connection with service support, B Party shall support all sorts of works related to domestic/abroad commercialization services (including marketing and advertisement activities) such as localization, patch, update, bug correction, etc. of ‘Parfait Station’.

3. For “service support” of previous clause, A Party shall discuss with B Party in advance about support schedule and travel expenses for oversea support.

Article 4 [Contract Term]

1. Duration to carry out service development specified in Attachment #1 of this Agreement shall be twenty three months from the date of contract.

2. However, if there is a written agreement between both parties, the term may be extended or decreased.

3. “Service support” term shall be five years from the date of commercialization in Korea and automatically extended for five years unless otherwise expressed until thirty days before termination.

Article 5 [Contract Price]

1. Price of Development Service to be paid to B Party by A Party under this Agreement (hereinafter referred to as “Contract Price”) shall be three billion won (excluding VAT).

2. Specific payment method and schedule of the Contract Price shall be as follows:

1) Prepayment: 1.2 billion won (40.0%, within 15 days after signing the agreement/ Apr. 2009)

2) 1st Intermediate Payment: 300 million won (10%, within 15 days after submitting/inspecting basic development output/ target Sept. 2009)

3) 2nd Intermediate Payment: 300 million won (10%, within 15 days after submitting/inspecting the 1st extension development output/ target Dec. 2009)

4) 3rd Intermediate Payment: 600 million won (20%, within 15 days after submitting/inspecting CBT development output/ target May 2010)

5) Balance Payment: 600 million won (20%, within 15 days after submitting/inspecting commercialization output/ target Aug 2010)

Article 6 [Consideration for Service Support]

As a consideration for “service support” for ‘Parfait Station’ (hereinafter referred to as “Commission”), A Party shall pay B Party part of Net Revenue generated after commercialization in each market throughout the world (or licensing Down Payment or Royalty) as below.

1. In case A Party serves Parfait Station directly, A Party agrees to pay B Party 20% of Net Revenue as ‘Commission’ for “Service Support”.

2. In case A Party serves Parfait Station by granting license to the local partner, A Party agrees to pay B Party 30% of licensing Down Payment and 50% of Royalty generated after the service as ‘Commission’ for “Service Support”.

3. In connection with A Party’s OSMU (One Source Multi Use: Additional Business – Advertisement within Game, publication, video, etc.), A Party agrees to pay B Party 30 % of Net Revenue related to OSMU as ‘Commission’ for “Service Support”.

4. Commissions to be paid to B Party specified in Clause 1 through 3 of this Article shall be calculated by applying the relevant rates based on the amount from which tax (referred to VAT for domestic sales / withholding tax of export price for overseas sales) for the Net Revenue (or licensing Down Payment or Royalty) is not deducted.

5. Commissions to be paid to B Party as specified in Clause 1 through 3 of this Article shall be paid by A Party to B Party from the Net Revenue (or licensing Down Payment or Royalty) remitted to A Party each month in accordance with the method stated in Clause 4 of this Article until the 15th day of the next month.

Article 7 [Obligation to Report Implementations]

1. A Party may check and confirm progress status of Development Service performed by B Party when necessary, and B Party shall report to A Party progress status of Development Service in writing upon request of A Party.

Article 8 [Inspection]

1. B Party shall deliver Development Service output to A Party pursuant to schedule and contents specified in Article 2, and A Party shall inspect Development Service output and notify B Party of its result. When the output has passed inspection of A Party, implement of Development Service shall be deemed to be completed.

2. If Development Service output provided by B Party does not meet the standard agreed between A Party and B Party in advance and has failed to pass inspection of A Party, A Party may request B Party to correct and complement the relevant matters and in such case B Party shall correct and complement them at its expenses and responsibilities and receive re-inspection of A Party without delay.

3. If Development Service output provided by B Party has failed to pass inspection of A Party three times or more, A Party may terminate this Agreement without notification.

4. A Party and B Party shall discuss quarterly Development Service output contents and inspect pursuant to [Quarterly Milestone] [Attachment #2].

Article 9 [Liquidated Damage]

1. B Party shall comply with Article 4 (Contract Term) strictly, and if not, it shall pay A Party liquidated damage corresponding to 3/1,000 of the total contract price per one day of delay. However, the delay agreed by both parties shall be exempted from the liquidated damage.

2. A Party may deduct the amount of liquidated damage from the service fee to be paid to B Party.

Article 10 [Belonging, etc. of Intellectual Property Right and Development Output]

1. B Party warrants that it does not infringe any intellectual property rights including patents and copyrights of the third parties in connection with output of, and method to carry out, Development Service (hereinafter referred to as “Intellectual Property Right”). If any claim or lawsuit has been instituted by the third party against A Party in connection with output of, and method to carry out, Development Service, B Party shall resolve it at its expenses and responsibilities and indemnify A Party for all sorts of damages arising from it.

2. Title of the website opened and operated by A Party in connection with ’Parfait Station' shall be solely possessed by A Party.

3. Any and all of rights such as title of Development Service output, intellectual property right, exclusive distribution right, etc. related to it shall be possessed by A Party.

4. If A Party develops other output based on this Development Service output, A Party agrees to designate B Party as the preferred negotiator for such development.

Article 11 [Confidentiality]

1. A Party and B Party shall keep all sorts of information of the other party such as market, management, sales, technology, product or other information (hereinafter referred to as “Confidential Information”) acquired or known in connection with Development Service in secret and shall not disclose, leak or provide them to the third party without prior written consent of the other party nor use them for other purpose than this Agreement.

2. The obligation to keep confidentiality specified in the previous clause shall be effective not only during the term of this Agreement but also for three years after expiration of this Agreement. If either party violates the said obligation and makes damage on the other party, the defaulting party shall be responsible for indemnity of all sorts of damage on the other party.

3. In the event of termination or expiration of this Agreement, both parties shall immediately return to the other party originals and copies of all sorts of documents and other materials provided from the other party.

Article 12 [Termination or Cancellation of Agreement]

1. If there is any non-fulfillment or delay of obligation by the other party, A Party and B Party may notify the other party of corrective action by specifying due date within ten days and terminate or cancel this Agreement immediately if there is no proper corrective action within the said period.

2. A Party or B Party may terminate this Agreement promptly if there are any of the followings for the other party:

1) When issued note or check has been dishonored or either party has experienced attachment for unpaid tax;

2) When it has encountered attachment, provisional attachment, provisional disposition or other enforced execution by the third party;

3) When it has encountered or applied itself bankruptcy, composition or corporate reorganization;

4) When it is recognized that it is difficult for either party to continue this Agreement due to suspension or cancellation of business by the relevant authority.

3. If A Party terminates or cancels this Agreement due to causes attributable to B Party,  B Party may not claim consideration for the Development Service against A Party and shall return the paid service fee to A Party immediately.

4. In spite of Clause 1 or 2 of this article, A Party may terminate this Agreement by fifteen day prior written notice if it decides that it is difficult to continue this Agreement due to change in the government’s policy, amendment of related laws or other managerial causes of A Party. In this case, B Party may request A Party to pay only cost of the Development Service accrued until the time of termination of the agreement and the output developed by B Party until the termination shall belong to A Party.

Article 13 [Indemnity]

In the event that there is any damage on A Party due to intentional or neglectful act of B Party in connection with performance of this Agreement, B Party shall indemnify A Party for all sorts of direct/indirect damage on A Party.

Article 14 [Force Majeure]

1. Either A or B Party shall not be responsible for nonperformance or delay of obligations under this Agreement against the other party due to the causes that cannot be properly controlled by itself, including war, riot, civil war, natural disaster, establishment/amendment of laws or government’s actions.

2. In the event of force majeure specified in the previous clause, the relevant Party shall immediately notify the other party of the fact and take all available actions so that the agreement can be implemented as soon as possible and carry out the obligations not performed or delayed immediately after the said force majeure has been released.

3. If delay of implementation of the agreement due to force majeure has continued or is expected to continue for fifteen days, A Party or B Party may terminate this Agreement by written notice to the other party.

Article 15 [Prohibition of Assignment]

Either A or B Party shall not assign, subcontract, provide as collateral any part or all of rights and obligations under this Agreement to the third party without written consent of the other party.

Article 16 [Change or Amendment of Agreement]

1. A Party may request B Party to change or modify contents of Development Service during performance of the Development Service and in such case B Party shall cooperate as much as possible.

2. When it is expected that increase/decrease of development period or contract price due to request of change or modification of the contents of Development Service by A Party, it shall be decided by mutual discussion.

3. Otherwise A Party or B Party may modify or change contents of this Agreement by mutual written agreement.

Article 17 [Ethical Obligations]

1. B Party warrants that it shall be aware of and sincerely comply with all relevant laws and government policies of Korea, A Party’s ethics charter, code of conduct, practice guideline, etc. in connection with this Agreement or performance of this Agreement .

2. B Party warrants that it shall not provide A Party’s directors and employees with all sorts of economical benefits such as money and other valuables, entertainment, rebate, etc. nor conduct improper trade activities such as gambling, borrowing and lending of money, personnel solicitation, etc. in connection with this Agreement.

3. If B Party has breached ethical obligations specified in Clause 1 or 2, B Party shall bear all sorts of civil or criminal punishment and A Party may terminate or cancel this Agreement immediately without notification.

4. In the event that A Party terminates or cancels this Agreement due to causes on Clause 1 or 2 above, B Party agrees not to claim any indemnity against A Party.

Article 18 [Resolution and Jurisdiction]

1. If there is any matter not specified in this Agreement or any difference with regard to construction of the agreement between both parties, in principle, it shall be resolved by mutual discussion in accordance with general commercial practice.

2. In the event that any dispute has occurred concerning this Agreement and has proceeded with a lawsuit, the Seoul Central District Court shall have jurisdiction over it.

In Witness Whereof, both parties hereto have prepared and signed two original copies of this Agreement to be executed, of which each one copy shall be kept by each party, respectively.

Apr.   ,2009

A Party:	9th Fl. of Daelim Acrotel, 467-6, Dogok-dong, Kangnam-gu, Seoul
WEBZEN Inc.
Kim, Chang-geun/ Representative Director (Seal)

B Party:	6th Fl., I-Park Bundang 102 Bldg., Jeongja-dong, Bundang-gu, Seongnam-si, Gyeonggi-do
NHN Games Co., Ltd.
Kim, Byeong-gwan/ Representative Director (Seal)

1. Development Schedule of Project PS (Written by: Lee, Dae-eung/ Final Update: Jan. 28, 2009)

(Start of Project: Jan. 1, 2009 – OBT Target within Aug. 2010)

Jan 2009	Mar.	June	Sept.	Dec	Mar. 2010	May (CBT) Aug
                                                                                                                                                              60;
Stage	P1 (3 months)	M1 (3 months)	M2 (3 months)	M3 (3 months)	M4 (3 months)	M5 (3 months)	M6 (3 months~)
	Pre-development	Basic System Development		Extension Development 1	Extension Development 2	Test and CBT Preparation	OBT and Commercialization Preparation
Development Sector
● Play prototyping
● Technical system establishment
● Project Overview
- To set up Game feature
- To determine contents specifications for OBT criteria development
- To determine art concept ·
- To analyze project risk
● Determination of promotion direction
		● Village - > Stage movement ● NPC function handling ● Basic community function ● Combat system ● QA system plan	● Party system ● Guild system ● Item system and job change ● Quest function
● Housing system (not yet determined)
● Emotion expression
● Extension system 1 (not yet determined)
● …ETC
● To start music/ sound production (outsourcing, in-house)
● QA report start
● Outsourced graphic production plan
● Extension system 2 (not yet determined) ● …ETC ● To enter into graphic pumping period
● Extension system 3. (not yet determined, simple subsystem development under priority item)
● Service function development – Patch system and management tool development
● CBT level contents play Q/A
● Development issue for CBT event
● OBT level content splay Q/A ● Development issue for OBT event OBT
Outputs
● Prototype Build
- To produce a build to allow playing stage 1 quantity
- To identify operation feeling, artwork and play feeling by playing 2 class characters
- Contents development tool
● Game overview document
- Artwork, tech, game play and risk analysis, introduction plan, etc.
		● M1 Milestone Build - Build version containing basic elements of online game - Village/ battlefield movement, NPC function, combat system, basic community, basic growth balance.	● M2 Milestone Build - To design and introduce quest function, guild, party extension community function and basic economy system	● M3 Milestone Build - Version to allow online playing and quest - A part of extension contents functions such as housing, etc. can be played.	● M4 Milestone Build - Version to allow game play with CBT level contents. - All planned extension contents can be played.	● CBT Version Build. · Version to allow all of contents required to CBT to be played at perfect level. - Build containing patch, packing and service management functions	● OBT Version Build. - To derive a version to allow OBT - Zero bug test completed CBT for OBT contents part.

● As OBT base contents will be determined at P1 stage, detailed schedule (M1 ~ M4) and employment plan may be adjusted.

● At P1, developments required for M1 ~ M2 will be planned in advance (Most of P1 are connected to M1 period.).